FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



Structured Asset Mortgage Investments Inc.	0000882253
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, April 30, 2003, Series 2003-1	333-68542

____

Name of Person Filing the Document
(If Other than the Registrant)


03056998

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.



By:________________________
Name: Baron Silverstein
Title: Vice President

Dated: April 28, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$623,452,000 (approximate)

Bear Stearns ALT-A ARM Trust
Mortgage Pass-Through Certificates,
Series 2003-1

Structured Asset Mortgage Investments Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All Statistical Information is based upon information as of February 1, 2003

April 10, 2003

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Bear Stearns Alt-A ARM Trust 2003-1

Certificate Information to 20% Optional Clean-Up Call

Class	Certificate Size (1)	Ratings Moody's/S&P	CE Levels (1)	Pass-Thru Rate	Window (mos)	WAL (yrs)	Certificate Type
	Offered	Certificates					
A-1	$355,199,900	Aaa/AAA	2.00% (2)	LIBOR (3)(6)	1-45	2.2	Group 1 Senior
A-2	$255,783,000	Aaa/AAA	2.00% (2)	LIBOR (4)	1-45	1.0	Group 2 Senior
M-1	$12,469,100	Aa2/AA	0.00% (2)	LIBOR (5)(6)	37-45	3.4	Mezzanine
	Not Offered	Hereby					
B-IO	Notional	NR	Information Not Provided Hereby				Interest Only

NOTES:
- Group 1 Prepayment Pricing Speed Assumption is 25% CPR
- Group 2 Prepayment Pricing Speed Assumption is 60% CPR
- Certificates are subject to a variance of +/- 10%
- Certificates will settle flat and accrue interest on an actual/360 basis
- See Exhibit II for the expected Available Funds Cap Schedule
- See Exhibit III for yield tables run to the 20% Call and to Maturity

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Certificates will be provided by a combination of subordination, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.00% as of the Cut-Off Date. Beginning on the Distribution Date in June 2003, all excess spread will be applied to pay principal, resulting in a limited acceleration of the Certificates thereby creating OC up to an OC Target, expected to be approximately 0.50% of the Cut-Off Date unpaid principal balance of the related mortgage loans.

(3) The Pass-Through Rate for the Class A-1 Certificates will be the least of (a) a floating rate based on One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Group 1 Net Rate Cap. The Group 1 Net Rate Cap will equal the weighted average of the net rates on the Group 1 mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class A-1 Certificates will increase to 2 times the original margin.

(4) The Pass-Through Rate for the Class A-2 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Group 2 Net Rate Cap. The Group 2 Net Rate Cap will equal the weighted average of the net rates on the Group 2 mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class A-2 Certificates will increase to 2 times the original margin.

(5) The Pass-Through Rate for the Class M-1 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans in each Loan Group, weighted in proportion to the related results of subtracting from the aggregate principal balance of each Mortgage Loans Group, the Certificate Principal Balance of the related Classes of Senior Certificates. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class M Certificates will increase to 1.5 times the original margin.

(6) The holders of the Class A-1 and Class M-1 Certificates will be entitled to the benefit of a Yield Maintenance Agreement (as described more fully herein) purchased with respect to the Offered Certificates. See Yield Maintenance Agreement below.

THE GROUP 1 MORTGAGE LOANS

- The Group 1 mortgage loans consist of conventional, one- to four-family, hybrid and adjustable-rate mortgage loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in PDF file attached hereto.
- The six largest originators of the Group 1 mortgage loans are SIB Mortgage Corp. (approximately 33.8%), IndyMac Bank (26.8%), GMAC Mortgage Corporation (7.6%), US Bancorp (approximately 3.6%), Market Street Mortgage (approximately 3.15%) and Bank of America (approximately 3.0%). All of the Group 1 mortgage loans were originated by 17 other originators and each comprise less than 3% of the Group 1 mortgage loans. The underwriting guidelines for the largest originators will be more fully described in the prospectus supplement
- As of the Cut-Off Date, approximately 3.8% of the Group 1 mortgage loans have an original LTV over 80% without any primary mortgage insurance coverage. In addition, certain of the Group 1 mortgage loans may have primary mortgage insurance which is paid through a coupon deduction and not directly by the borrower.
- Approximately 3.2% of the Group 1 mortgage loans have original loan to values greater than 95% and less than or equal to 103%. All of such high LTV mortgage loans have mortgage insurance and were originated by BofA.
- As of the Cut-Off Date, no more than approximately 1.0% of the Group 1 mortgage loans will be 31-60 days delinquent. No Group 1 mortgage loans will be 61 or more days delinquent as of the Cut-off Date.
- Approximately 20.0% of the Group 1 mortgage loans provide for a period of interest only payments before they convert to fully amortizing. Such interest only period ranges from 3 to 10 years depending upon the product type.
- Approximately 10.7% of the Group 1 mortgage loans provide for a payment of a prepayment premium during the first one to five years after origination. Any prepayment premiums will not be passed through to Certificateholders.
- All of the mortgage loans secured by properties located in Georgia are not subject to the Georgia Fair Lending Act (GFLA) as enacted between October 1, 2002 and March 7, 2003.
- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of the Cut-off Date. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Additional similar mortgage loans may be included. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
1/6-Month LIBOR	11.54%	5.394%	5.019%	316	2.460%	2.085%	1.10%	1.05%	11.587%	7
1-Year CMT	1.82%	4.205%	3.830%	355	2.969%	2.594%	2.00%	2.00%	10.256%	7
2/1 Hybrid - CMT	5.16%	5.322%	4.947%	352	3.261%	2.886%	2.00%	2.00%	11.315%	20
2/6 Hybrid - LIBOR	11.45%	6.947%	6.572%	354	3.987%	3.612%	2.00%	1.04%	12.609%	18
3/1 Hybrid - CMT	8.23%	5.440%	5.065%	355	3.238%	2.834%	3.00%	2.00%	11.450%	34
3/6 Hybrid - LIBOR	1.18%	6.216%	5.841%	357	2.336%	1.961%	3.26%	1.76%	11.297%	30
5/1 Hybrid - CMT	43.57%	5.814%	5.409%	358	2.980%	2.575%	4.92%	2.00%	11.157%	55
5/6 Hybrid - LIBOR	15.36%	5.965%	5.588%	359	2.925%	2.548%	4.98%	1.07%	11.763%	56
7/1 Hybrid – CMT	1.26%	5.280%	4.905%	359	2.705%	2.330%	5.18%	2.72%	10.556%	83
10/1 Hybrids - CMT	0.42%	5.506%	5.131%	357	2.750%	2.375%	5.00%	2.00%	10.506%	117
Totals:	**100%**	**5.830%**	**5.442%**	**352**	**3.050%**	**2.660%**	**3.79%**	**1.65%**	**10.972%**	**42**

The Group 2 Mortgage Loans

- The Group 2 mortgage loans consist of conventional, one- to four-family, hybrid and adjustable-rate mortgage loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in the PDF file attached hereto.
- The five largest originators of the Group 2 mortgage loans are Bank of America (approximately 45.1%), Wells Fargo Home Mortgage (22.4%), Washington Mutual Bank (14.6%), Cendant Mortgage Corporation (approximately 6.0%) and ABN AMRO Mortgage (approximately 4.0%). All of the other Group 2 mortgage loans were originated by 6 other originators and each comprise less than 3% of the Group 2 mortgage loans. The underwriting guidelines for the largest originators will be more fully described in the prospectus supplement
- All of the Group 2 mortgage loans were acquired from the exercise of a 10% clean-up call provision as provided for in four underlying hybrid ARM transactions. The underlying transactions are Bear Stearns ARM Trust ("BSARM") 2000-1, BSARM 2001-2, BSARM 2001-3 and Sequoia Mortgage Trust 3 ("SEMT").
- All of the Group 2 mortgage loans were originated as a hybrid ARM and included a fixed period ranging between three and ten years prior to conversion to an adjustable rate (all with varying caps, indexes and margins).
- All of the Group 2 mortgage loans with an original LTV over 80% have either 1) primary mortgage insurance 2) additional collateral pledged to further secure the mortgage loan or 3) amortized to a current loan balance-to-original value ratio of less than 80%.
- As of the Cut-Off Date, no more than approximately 2.5% of the Group 2 mortgage loans will be 31-60 days delinquent. No Group 2 mortgage loans will be 61 or more days delinquent as of the Cut-off Date. In addition, certain of the Group 2 mortgage loans will have been delinquent one or more times over the past 12 months.
- Approximately 5.3% of the Group 2 mortgage loans provide for a period of interest only payments before they convert to fully amortizing. Such interest only period ranges from 3 to 10 years depending upon the product type.
- All of the Group 2 mortgage loans can prepay in full without penalty.
- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of the Cut-off Date. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Additional similar mortgage loans may be included. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
SEMT3 – 5/1 Hybrid (1)	10.48%	5.293%	5.042%	299	2.761%	2.385%	4.95%	2.00%	12.250%	6
BSARM 00-1 - 5/1 Hybrid	2.36%	7.953%	7.703%	327	2.750%	2.375%	3.21%	2.00%	13.970%	27
BSARM 01-2 – 5/1 Hybrid	40.72%	7.350%	6.975%	323	2.746%	2.371%	3.04%	2.00%	13.321%	23
BSARM 01-2 – 7/1 Hybrid	1.45%	8.453%	8.078%	331	2.750%	2.375%	5.00%	2.00%	13.608%	55
BSARM 01-2 – 10/1 Hybrid	0.57%	8.343%	7.968%	333	2.750%	2.375%	5.00%	2.00%	13.343%	93
BSARM 01-3 – 3/1 Hybrid	1.40%	7.241%	6.866%	336	2.783%	2.408%	2.00%	2.00%	13.241%	12
BSARM 01-3 – 5/1 Hybrid	28.10%	7.142%	6.639%	335	2.751%	2.376%	4.55%	2.00%	12.026%	36
BSARM 01-3 – 7/1 Hybrid	10.48%	7.013%	6.646%	335	2.675%	2.300%	5.10%	2.00%	12.128%	59
BSARM 01-3 – 10/1 Hybrid	4.45%	7.364%	6.999%	325	2.531%	2.156%	5.29%	2.00%	12.669%	86
Totals:	**100%**	**7.057%**	**6.666%**	**325**	**2.733%**	**2.358%**	**4.01%**	**2.00%**	**12.695%**	**32**

(1) All of SEMT3 mortgage loans were originated as 5/1 hybrid ARMs and substantially all of which have reached their first adjustment date.

Summary of Terms:

Depositor:	Structured Asset Mortgage Investments Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor, Underwriter and Yield Maintenance Provider)
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Underlying Servicers:	The mortgage loans are serviced by 14 primary servicers. The six largest primary servicers are Bank of America (approximately 22.7%), Alliance Mortgage Company (approximately 21.9%), IndyMac Bank (approximately 14.8%), Wells Fargo Home Mortgage Corp. (approximately 10.4%), EMC Mortgage Corporation (approximately 8.6%) and Washington Mutual Bank (approximately 6.8%). All other servicers comprise less than 5% of the mortgage pool.
Underwriter:	Bear, Stearns & Co. Inc.
Yield Maintenance Provider:	An entity rated AAA/Aaa by S&P and Moodys (which may include an affiliate of the Depositor and/or Underwriters)
Trustee:	JP Morgan Chase Bank
Rating Agencies:	Moody's Investors Service, Inc. and Standard & Poor's, a division of the McGraw-Hill Companies, Inc.
Cut-off Date:	April 1, 2003
Settlement Date:	On or about April 30, 2003
Distribution Date:	25th day of each month (or the next business day), commencing in May 2003
Optional Clean-Up Call:	EMC Mortgage Corporation , as servicer of a portion of the mortgage loans, may repurchase from the trust all of the mortgage loans at Par plus accrued interest when the aggregate principal balance of the Mortgage Loans is reduced to 20% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.
Registration:	The Class A-1, Class A-2 and Class M-1 Certificates will be available in book-entry form through DTC.
Denominations:	The Class A-1, Class A-2 and Class M-1 Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	REMIC (one or more)
ERISA Considerations:	The Bear Stearns underwriters exemption is expected to be available for the Class A-1 and Class A-2 Certificates, but not the Class M certificates. However, it is expected that the Class M Certificates generally may be purchased by, an insurance company general account purchasing with plan assets of, a Plan, if it meets the requirements of prohibited transaction class exemption 95-60. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Certificates to a transaction prohibited or not otherwise permissible under ERISA.
SMMEA Eligibility:	The Class A-1, Class A-2 and Class M-1 Certificates will be "mortgage related

securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: Each servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the related servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. If the servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances, but only in an amount not to exceed the master servicing fee for the related period.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the applicable Servicing Fee Rate, (2) the applicable Master Servicing Fees and (3) Trustee Fee.

Interest Payments: On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "accrual period" for all of the Certificates will be the period from and including the preceding Distribution Date (or from the Settlement Date with respect to the first Distribution Date) to and including the day prior to the current Distribution Date. The trustee will calculate interest on the Certificates on an actual/360 basis. The Certificates will settle flat on the Closing Date.

Principal Payments: The Class M-1 Certificates will not receive any principal payments until on or after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.

On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A and Class M-1 Certificates as described under the "Priority of Payments."

Credit Enhancement:

- Subordination: Initially, 2.00% for the Class A Certificates and 0.00% for the Class M Certificates
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread, which will initially be equal to approximately [xx.x] bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses and to build OC commencing on the Distribution Date in June 2003.

Interest Distribution Amount: For any Distribution Date, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Certificates immediately prior to such Distribution Date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer, and certain other shortfalls.

Principal Remittance Amount: With respect to any Distribution Date and each Mortgage Loan Group, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan in the related mortgage Group.

Principal Distribution Amount: With respect to any Distribution Date an each Mortgage Loan Group, the related Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date, the related Principal Remittance Amount for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date and each Mortgage Loans Group, the lesser of (x) the related Net Monthly Excess Cash-flow for such Distribution Date and (y) the related Overcollateralization Deficiency Amount for such Distribution Date.

Net Monthly Excess Cash-flow: For any Distribution Date, the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Interest Distribution Amounts for the Certificates, (B) the Unpaid Interest Shortfall Amounts for the related Class A Certificates and (C) the Principal Remittance Amount.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the aggregate Certificate Principal Balance of the related Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in May 2006 and (y) the first Distribution Date for which the Certificate Principal Balance of the Class M Certificates plus the related Overcollateralization Amount divided by the aggregate Stated Principal Balance of the mortgage loans is greater than or equal to 4.50%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the Stated Principal Balances of the mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties, and the denominator of which is the sum of the Stated Principal Balances of the related mortgage loans as of the last day of the related due period, equals or exceeds 50% of the aggregate amount of the Class M Certificates plus the related Overcollateralization Amount and if certain loss tests as described in the prospectus supplement are met.

Priority of Payments: On each Distribution Date, distributions on the Certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) To the holders of the Class A Certificates, the related Interest Distribution Amount and the related Unpaid Interest Shortfall Amount and any Basis Risk Shortfall Carryforward Amount;
2) To the holders of the Class M-1 Certificates, the Interest Distribution Amount for such class;

Principal Distributions:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of the Class A-1 and Class A-2 Certificates, their related portions of principal collections, until the Certificate Principal Balance of such class has been reduced to zero;;
2) To the holders of the Class M Certificates, principal collections derived from each Mortgage Loan Group, until the Certificate Principal Balance

of such class has been reduced to zero;

On or after the Stepdown Date on which a Trigger Event is not in effect

1) To the holders of the Class A-1 and Class A-2 Certificates, their respective Class A Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero;
2) To the holders of the Class M Certificates, the Class M Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;

Net Monthly Excess Cashflow:

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class A Certificates any remaining Unpaid Interest Shortfall Amount and any Basis Risk Shortfall Carryforward Amount not paid under Interest Distributions above;
3) To the holders of the Class M Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, any Allocated Realized Loss Amount and any Basis Risk Shortfall Carryforward Amount, in that order, for such certificates;
4) To the holders of the Class B-IO Certificates and the Class R Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount: For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of such Class A Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans in the related Mortgage Loan Group as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the related mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 4.00% and (B) the Current Specified Overcollateralization Percentage.

Class M Principal Distribution Amount: For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.00% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Overcollateralization Deficiency Amount: For any Distribution Date, the amount, if any, by which the related Overcollateralization Target Amount exceeds the related Overcollateralized Amount on such Distribution Date.

Overcollateralization Target Amount: Equal to 0.50% of the Cut-Off Date unpaid principal balance. As of April 1, 2003 the Overcollateralization Target Amount is expected to be approximately [$x.xx] million.

Overcollateralization Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate stated principal balance of the mortgage loans exceeds (ii) the sum of the Certificate Principal Balance of the related Class A Certificates and the portion of the certificate principal balance of the Class M Certificates attributable to such loan group as of such Distribution Date.

Current Specified Overcollateralization Percentage: For any Distribution Date, a fraction expressed as a percentage the numerator of which is the related Overcollateralization Target Amount and the denominator of which is the aggregate stated principal balance of the mortgage loans as of the last day of the related due period.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, in reduction of the related Overcollateralization Amount, and third, to the Class M Certificates until its certificate principal balance is reduced to zero. The pooling and servicing agreement does not permit the allocation of Realized Losses to the Class A Certificates.

Once Realized Losses have been allocated to the Class M-1 Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a yield maintenance agreement purchased with respect to the hybrid ARM mortgage loans. The Yield Maintenance Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Certificates and the Net WAC Cap Rate (the "Yield Maintenance Agreement").

On each Distribution Date, payments under the Yield Maintenance Agreement will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Yield Maintenance Agreement will include the following terms:

- Class A-1 Notional Balance: Strike Rate 4.90% Months 1-54

- Class A-2 Notional Balance: Not Applicable

- Class M Notional Balance: Strike Rate 4.20% Months 1-54

See Exhibit I for a schedule of Certificate Notional Amount by month

Exhibit I – Yield Maintenance Schedule

Date	Class A-1	Class A-2	Class M-1
25-Apr-03	355,199,900	not applicable	12,469,100
25-May-03	236,092,280	not applicable	12,212,360
25-Jun-03	231,050,552	not applicable	12,212,360
25-Jul-03	226,082,088	not applicable	12,212,360
25-Aug-03	221,208,888	not applicable	12,212,360
25-Sep-03	216,417,837	not applicable	12,212,360
25-Oct-03	212,218,679	not applicable	12,212,360
25-Nov-03	208,276,886	not applicable	12,212,360
25-Dec-03	204,402,197	not applicable	12,212,360
25-Jan-04	200,593,480	not applicable	12,212,360
25-Feb-04	196,849,627	not applicable	12,212,360
25-Mar-04	193,169,546	not applicable	12,212,360
25-Apr-04	189,552,162	not applicable	12,212,360
25-May-04	185,996,420	not applicable	14,158,893
25-Jun-04	182,501,282	not applicable	12,212,360
25-Jul-04	179,065,727	not applicable	12,212,360
25-Aug-04	175,688,752	not applicable	12,212,360
25-Sep-04	172,369,369	not applicable	12,212,360
25-Oct-04	169,106,609	not applicable	12,212,360
25-Nov-04	165,899,517	not applicable	12,212,360
25-Dec-04	162,747,155	not applicable	12,212,360
25-Jan-05	159,648,600	not applicable	12,212,360
25-Feb-05	156,602,946	not applicable	12,212,360
25-Mar-05	153,609,300	not applicable	12,212,360
25-Apr-05	150,666,785	not applicable	12,212,360
25-May-05	147,774,538	not applicable	12,212,360
25-Jun-05	144,931,713	not applicable	12,212,360
25-Jul-05	142,125,897	not applicable	12,212,360
25-Aug-05	139,363,829	not applicable	12,212,360
25-Sep-05	136,649,189	not applicable	12,212,360
25-Oct-05	133,981,175	not applicable	12,212,360
25-Nov-05	131,358,995	not applicable	12,212,360
25-Dec-05	128,781,875	not applicable	12,212,360
25-Jan-06	126,246,834	not applicable	12,212,360
25-Feb-06	123,754,236	not applicable	12,212,360
25-Mar-06	121,301,012	not applicable	12,212,360
25-Apr-06	118,890,087	not applicable	12,212,360
25-May-06	118,890,087	not applicable	9,843,015
25-Jun-06	118,890,087	not applicable	7,514,544
25-Jul-06	118,890,087	not applicable	5,226,252
25-Aug-06	116,868,127	not applicable	4,999,416

Exhibit I – Yield Maintenance Schedule (cont'd)

Date	Class A-1	Class A-2	Class M-1
25-Sep-06	114,746,555	not applicable	4,911,016
25-Oct-06	112,661,621	not applicable	4,824,144
25-Nov-06	110,612,702	not applicable	4,738,772
25-Dec-06	108,599,186	not applicable	4,654,875
25-Jan-07	106,620,470	not applicable	4,572,428
25-Feb-07	104,675,962	not applicable	4,491,406
25-Mar-07	102,765,080	not applicable	4,411,786
25-Apr-07	100,887,252	not applicable	4,333,543
25-May-07	99,041,915	not applicable	4,256,653
25-Jun-07	97,228,516	not applicable	4,181,095
25-Jul-07	95,446,510	not applicable	4,106,844
25-Aug-07	93,695,364	not applicable	4,033,879
25-Sep-07	91,964,151	not applicable	3,961,745
25-Oct-07	90,260,053	not applicable	3,890,741

Exhibit II – Available Funds Cap Schedule

Distribution Date	Effective Coupon ClassA-1 (%)	Effective Coupon ClassA-2 (%)	Effective Coupon ClassM (%)
25-May-03	1.700	1.550	2.400
25-Jun-03	11.500	6.450	11.500
25-Jul-03	11.500	6.670	11.500
25-Aug-03	11.500	6.450	11.500
25-Sep-03	11.500	6.450	11.500
25-Oct-03	11.500	6.850	11.500
25-Nov-03	11.500	7.000	11.500
25-Dec-03	11.500	7.240	11.500
25-Jan-04	11.500	7.000	11.500
25-Feb-04	11.500	7.000	11.500
25-Mar-04	11.500	7.490	11.500
25-Apr-04	11.500	7.000	11.500
25-May-04	11.500	7.260	11.500
25-Jun-04	11.500	7.030	11.500
25-Jul-04	11.500	7.260	11.500
25-Aug-04	11.500	7.030	11.500
25-Sep-04	11.500	7.030	11.500
25-Oct-04	11.500	7.310	11.500
25-Nov-04	11.500	7.240	11.500
25-Dec-04	11.500	7.480	11.500
25-Jan-05	11.500	7.240	11.500
25-Feb-05	11.500	7.240	11.500
25-Mar-05	11.500	8.010	11.500
25-Apr-05	11.500	8.480	11.500
25-May-05	11.500	8.790	11.500
25-Jun-05	11.500	8.510	11.500
25-Jul-05	11.500	8.790	11.500
25-Aug-05	11.500	8.570	11.500
25-Sep-05	11.500	8.570	11.500
25-Oct-05	11.500	8.860	11.500
25-Nov-05	11.500	8.590	11.500
25-Dec-05	11.500	8.870	11.500
25-Jan-06	11.500	8.590	11.500
25-Feb-06	11.500	8.590	11.500
25-Mar-06	11.500	9.510	11.500
25-Apr-06	11.500	9.410	11.500
25-May-06	11.500	10.960	11.500
25-Jun-06	11.500	10.610	11.500
25-Jul-06	11.500	10.960	11.500
25-Aug-06	11.500	10.640	11.500
25-Sep-06	11.500	10.640	11.500
25-Oct-06	11.500	11.000	11.500
25-Nov-06	11.500	10.640	11.500
25-Dec-06	11.500	11.000	11.500
25-Jan-07	11.500	10.640	11.500
25-Feb-07	11.500	10.660	11.500

Exhibit III – Price/Yield(%)

Class A-1 to Call

100-00	GRI- 10%CPR GRII – 40% CPR	GRI- 15%CPR GRII – 50%CPR	GR I - 25%CPR GRII – 60% CPR	GR I -35%CPR GR II – 70% CPR	GR I -50%CPR GR II – 80% CPR
Yield	1.73	1.73	1.73	1.73	1.74
WAL	5.32	3.71	2.23	1.55	1.00
Duration	4.97	3.52	2.16	1.51	0.98
Prin. Start	5/25/2003	5/25/2003	5/25/2003	5/25/2003	5/25/2003
Prin. End	12/25/2011	5/25/2009	1/25/2007	12/25/2005	1/25/2005
Prin. Len	104	73	45	32	21

Class A-2 to Call

100-00	GRI- 10%CPR GRII – 40%CPR	GRI- 15%CPR GRII – 50%CPR	GR I - 25%CPR GRII – 60% CPR	GR I - 35%CPR GR II – 70% CPR	GR I - 50%CPR GR II – 80% CPR
Yield	1.58	1.58	1.58	1.58	1.58
WAL	1.73	1.30	0.99	0.76	0.57
Duration	1.68	1.26	0.97	0.75	0.56
Prin. Start	5/25/2003	5/25/2003	5/25/2003	5/25/2003	5/25/2003
Prin. End	7/25/2010	9/25/2008	1/25/2007	12/25/2005	1/25/2005
Prin. Len	87	65	45	32	21

Class M-1 to Call

100-00	GRI- 10%CPR GRII – 40% CPR	GRI- 15%CPR GRII – 50%CPR	GR I - 25%CPR GRII – 60% CPR	GR I - 35%CPR GR II – 70% CPR	GR I - 50%CPR GR II – 80% CPR
Yield	2.45	2.45	2.45	2.45	2.45
WAL	6.60	4.76	3.38	2.65	1.74
Duration	5.99	4.43	3.21	2.54	1.68
Prin. Start	5/25/2006	5/25/2006	5/25/2006	12/25/2005	1/25/2005
Prin. End	12/25/2011	5/25/2009	1/25/2007	12/25/2005	1/25/2005
Prin. Len	68	37	9	1	1

Exhibit III – Price/Yield(%) (cont'd)

Class A-1 to Maturity

100-00	GRI-10%CPR GRII – 40% CPR	GRI-15%CPR GRII – 50%CPR	GR I - 25%CPR GRII – 60% CPR	GR I - 35%CPR GR II – 70% CPR	GR I - 50%CPR GR II – 80% CPR
Yield	1.83	1.84	1.84	1.84	1.83
WAL	7.21	5.18	3.15	2.15	1.34
Duration	6.47	4.76	2.97	2.06	1.30
Prin. Start	5/25/2003	5/25/2003	5/25/2003	5/25/2003	5/25/2003
Prin. End	4/25/2030	1/25/2026	4/25/2018	10/25/2013	1/25/2010
Prin. Len	324	273	180	126	81

Class A-2 to Maturity

100-00	GRI-10%CPR GRII – 40% CPR	GRI-15%CPR GRII – 50%CPR	GR I - 25%CPR GRII – 60% CPR	GR I - 35%CPR GR II – 70% CPR	GR I - 50%CPR GR II – 80% CPR
Yield	1.58	1.58	1.58	1.58	1.58
WAL	1.73	1.30	0.99	0.76	0.58
Duration	1.68	1.26	0.97	0.75	0.57
Prin. Start	5/25/2003	5/25/2003	5/25/2003	5/25/2003	5/25/2003
Prin. End	7/25/2010	9/25/2008	6/25/2007	4/25/2006	7/25/2005
Prin. Len	87	65	50	36	27

Class M-1 to Maturity

100-00	GRI-10%CPR GRII – 40% CPR	GRI-15%CPR GRII – 50%CPR	GR I - 25%CPR GRII – 60% CPR	GR I - 35%CPR GR II – 70% CPR	GR I - 50%CPR GR II – 80% CPR
Yield	2.57	2.59	2.58	2.61	2.71
WAL	9.03	6.68	4.58	3.76	3.30
Duration	7.73	5.92	4.23	3.53	3.12
Prin. Start	5/25/2006	5/25/2006	5/25/2006	4/25/2006	7/25/2005
Prin. End	4/25/2030	2/25/2026	5/25/2018	10/25/2013	1/25/2010
Prin. Len	288	238	145	91	55

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

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WAMMS 2003-AR02

GROUP	Percent	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Gr. Margin	Periodic Rate	Min Rate	Max Rate	Orig Term	Age	Rem Term	LTV	FICO	Mo. Roll
GROUP 1	46.67	7.057	6.682	4.250	10.750	418,515.22	2.733	2.000	2.733	12.709	359	34	325	73.09	715.57	32.20
GROUP 2	53.33	5.830	5.817	2.950	11.500	304,578.96	3.048	1.649	3.048	11.474	360	3	352	74.57	706.00	41.52
TOTAL	**100.00**	**6.402**	**6.220**	**2.950**	**11.500**	**348,913.50**	**2.901**	**1.814**	**2.901**	**12.050**	**360**	**17**	**340**	**73.88**	**710.43**	**37.17**

Current Balance

CURRENT BALANCE	group 1	group 2	total
- 100,000	0.16	1.80	1.03
100,001 - 150,000	0.25	5.76	3.19
150,001 - 200,000	0.46	7.58	4.26
200,001 - 250,000	0.66	7.69	4.41
250,001 - 300,000	3.46	9.21	6.52
300,001 - 350,000	20.40	8.52	14.10
350,001 - 400,000	21.29	14.39	17.60
400,001 - 450,000	10.78	11.10	10.94
450,001 - 500,000	11.11	9.93	10.47
500,001 - 550,000	6.42	3.61	4.92
550,001 - 600,000	7.67	5.58	6.55
600,001 - 650,000	5.11	6.49	5.85
650,001 - 700,000	2.79	0.95	1.81
700,001 - 750,000	2.77	2.02	2.37
750,001 - 800,000	1.23	1.50	1.37
800,001 - 850,000	1.33	0.22	0.74
850,001 - 900,000	0.84	0.73	0.78
900,001 - 950,000	0.59	0.51	0.55
950,001 - 1,000,000	1.87	1.62	1.74
1,000,001 - 1,500,000	0.80	0.38	0.58
1,500,001 +	0.00	0.41	0.22
TOTAL	**100.00**	**100.00**	**100.00**

Loan to Value

LOAN TO VALUE	1	2	Total
0.01 - 30.00	0.55	1.79	1.21
30.01 - 40.00	2.13	2.13	2.13
40.01 - 50.00	5.23	3.68	4.40
50.01 - 60.00	6.68	6.00	6.32
60.01 - 65.00	4.28	4.91	4.61
65.01 - 70.00	12.01	10.00	10.98
70.01 - 75.00	13.16	12.74	12.93
75.01 - 80.00	48.16	42.30	45.01
80.01 - 85.00	1.18	2.33	1.79
85.01 - 90.00	4.67	6.21	5.49
90.01 - 95.00	1.38	4.61	3.10
95.01 - 100.00	0.58	1.37	1.00

BSALTA

Loan to Value

LOAN TO VALUE	1	2	Total
100.01 - 104.99	0.00	1.93	1.03
TOTAL	**100.00**	**100.00**	**100.00**

Gross Rate

CURRENT GROSS COUPON	1	2	Total
- 4.999	5.91	11.68	9.03
5.000 - 5.249	0.00	9.37	5.00
5.250 - 5.499	0.09	13.75	7.37
5.500 - 5.749	0.12	12.17	6.55
5.750 - 5.999	0.11	14.77	7.93
6.000 - 6.249	0.79	9.61	5.49
6.250 - 6.499	1.77	7.84	5.01
6.500 - 6.749	3.17	4.95	4.12
6.750 - 6.999	18.83	4.58	11.22
7.000 - 7.249	21.97	3.78	12.26
7.250 - 7.499	23.13	2.28	12.00
7.500 - 7.749	9.60	1.80	5.43
7.750 - 7.999	7.11	0.75	3.72
8.000 - 8.249	3.08	0.75	1.84
8.250 - 8.499	2.70	0.86	1.72
8.500 - 8.749	1.03	0.59	0.79
8.750 - 8.999	0.50	0.18	0.33
9.000 - 9.249	0.00	0.15	0.08
9.250 - 9.499	0.00	0.05	0.03
9.500 - 9.749	0.00	0.03	0.02
10.250 - 10.499	0.00	0.02	0.01
10.750 - 10.999	0.08	0.00	0.04
11.000 +	0.00	0.03	0.01
TOTAL	**100.00**	**100.00**	**100.00**

Credit Score

FICO SCORE	1	2	Total
- 600	3.22	0.50	1.76
601 - 620	0.84	2.53	1.74
621 - 640	3.88	6.87	5.47
641 - 660	9.45	9.56	9.50
661 - 680	10.11	13.42	11.92
681 - 700	10.95	11.93	11.47
701 - 720	11.61	14.75	13.28
721 - 740	12.28	13.61	12.98
741 - 760	16.01	11.52	13.61
761 - 780	13.10	9.62	11.24
781 - 800	6.69	4.81	5.68

Credit Score

FICO SCORE	1	2	Total
801 +	1.87	0.88	1.34
TOTAL	**100.00**	**100.00**	**100.00**

Original Term

STATED ORIGINAL TERM	1	2	Total
121 - 180	0.15	0.10	0.13
181 - 240	0.27	0.13	0.20
241 - 359	0.00	0.10	0.05
360 - 360	99.58	99.67	99.62
TOTAL	**100.00**	**100.00**	**100.00**

Gross Margin

GROSS COUPON MARGIN	1	2	Total
- 1.999	0.00	0.70	0.38
2.000 - 2.249	2.35	0.19	1.20
2.250 - 2.499	0.00	15.33	8.17
2.500 - 2.749	0.73	1.20	0.98
2.750 - 2.999	96.38	41.91	67.34
3.000 - 3.249	0.44	13.26	7.27
3.250 - 3.499	0.10	5.09	2.76
3.500 - 3.749	0.00	3.48	1.85
3.750 - 3.999	0.00	9.77	5.21
4.000 - 4.249	0.00	1.82	0.97
4.250 - 4.499	0.00	0.50	0.27
4.500 - 4.749	0.00	1.25	0.67
4.750 - 4.999	0.00	1.44	0.77
5.000 - 5.249	0.00	3.04	1.62
5.250 - 5.499	0.00	0.14	0.07
5.750 - 5.999	0.00	0.42	0.22
6.500 +	0.00	0.47	0.25
TOTAL	**100.00**	**100.00**	**100.00**

Maximum Rate

ARM MAX RATE	1	2	Total
8.500 - 8.999	0.00	0.06	0.03
9.000 - 9.499	0.00	0.40	0.21
9.500 - 9.999	0.00	2.64	1.46
10.000 - 10.499	0.00	15.43	8.23
10.500 - 10.999	0.23	14.29	7.73
11.000 - 11.499	2.84	14.99	9.32
11.500 - 11.999	15.72	21.46	18.77
12.000 - 12.499	24.71	16.67	20.41
12.500 - 12.999	12.66	6.87	9.56

Maximum Rate			
ARM MAX RATE	1	2	Total
13.000 - 13.499	25.77	3.62	13.95
13.500 - 13.999	13.48	1.47	7.07
14.000 - 14.499	3.73	1.24	2.40
14.500 - 14.999	0.79	0.61	0.69
15.000 - 15.499	0.00	0.05	0.03
15.500 - 15.999	0.00	0.03	0.02
16.000 - 16.499	0.00	0.11	0.06
16.500 - 16.999	0.08	0.00	0.04
17.000 - 17.499	0.00	0.03	0.02
17.500 - 17.999	0.00	0.03	0.01
TOTAL	**100.00**	**100.00**	**100.00**

State			
STATE	1	2	Total
AK	0.00	0.16	0.09
AL	0.21	0.00	0.10
AR	0.12	0.00	0.06
AZ	1.94	2.11	2.03
CA	38.07	38.12	38.08
CO	5.62	3.92	4.71
CT	0.93	1.20	1.07
DC	1.07	0.07	0.54
DE	0.00	0.26	0.14
FL	5.64	4.34	4.95
GA	3.38	3.06	3.21
HI	0.00	0.33	0.18
IA	0.27	0.03	0.14
ID	0.34	0.13	0.23
IL	2.67	9.31	6.25
IN	0.21	1.32	0.80
KS	0.31	0.22	0.26
KY	0.34	0.14	0.23
LA	0.16	0.06	0.11
MA	2.23	10.62	6.70
MD	2.78	1.35	2.02
ME	0.00	0.27	0.15
MI	1.42	2.61	2.05
MN	2.57	0.94	1.70
MO	0.90	0.89	0.89
MS	0.11	0.02	0.06
NC	2.52	0.61	1.50
NE	0.00	0.04	0.02
NH	0.37	1.27	0.85
NJ	3.15	5.82	4.57

State

STATE	1	2	Total
NM	0.03	0.00	0.01
NV	0.93	0.66	0.79
NY	2.62	1.96	2.27
OH	0.95	0.46	0.69
OK	0.13	0.01	0.07
OR	0.85	0.42	0.62
PA	2.65	1.08	1.81
RI	0.07	0.42	0.26
SC	0.97	0.34	0.64
TN	1.15	0.19	0.64
TX	5.42	0.39	2.73
UT	0.74	0.78	0.76
VA	2.95	2.41	2.66
VT	0.00	0.06	0.03
WA	2.82	0.68	1.67
WI	0.39	0.90	0.66
TOTAL	**100.00**	**100.00**	**100.00**

Net Rate

CURRENT NET COUPON	1	2	Total
- 4.999	5.91	11.68	9.03
5.000 - 5.249	0.09	9.37	5.04
5.250 - 5.499	0.23	13.75	7.44
5.500 - 5.749	0.40	12.17	6.68
5.750 - 5.999	1.15	14.77	8.41
6.000 - 6.249	2.26	9.63	6.19
6.250 - 6.499	8.00	7.86	7.92
6.500 - 6.749	24.95	5.29	14.46
6.750 - 6.999	24.62	4.91	14.10
7.000 - 7.249	12.22	4.12	7.90
7.250 - 7.499	10.89	2.07	6.18
7.500 - 7.749	3.91	1.76	2.76
7.750 - 7.999	3.20	0.74	1.89
8.000 - 8.249	1.49	0.46	0.94
8.250 - 8.499	0.30	0.73	0.53
8.500 - 8.749	0.31	0.35	0.33
8.750 - 8.999	0.00	0.05	0.03
9.000 - 9.249	0.00	0.15	0.08
9.250 - 9.499	0.00	0.05	0.03
9.500 - 9.749	0.00	0.03	0.02
10.250 - 10.499	0.08	0.02	0.04
11.000 +	0.00	0.03	0.01
TOTAL	**100.00**	**100.00**	**100.00**

Remaining Term

REMAINING TERM	1	2	Total
- 60	0.00	0.41	0.22
121 - 179	0.15	0.10	0.13
181 - 240	0.27	0.13	0.20
241 - 359	99.58	81.19	89.72
360 - 360	0.00	18.18	9.74
TOTAL	**100.00**	**100.00**	**100.00**

Purpose

LOAN PURP	1	2	Total
CASH OUT REFINANCE	4.42	29.27	17.71
PURCHASE	66.94	44.53	54.96
RATE/TERM REFINANCE	28.64	26.20	27.33
TOTAL	**100.00**	**100.00**	**100.00**

Occupancy

OCCTYPE	1	2	Total
NON-OWNER OCCUPIED	0.06	10.83	5.85
OWNER OCCUPIED	94.52	87.39	90.67
SECOND HOME	5.42	1.78	3.48
TOTAL	**100.00**	**100.00**	**100.00**

Property Type

PROPTYPE	1	2	Total
2-4 FAMILY	0.45	6.25	3.59
3 FAMILY	0.19	1.05	0.65
4 FAMILY	0.15	1.05	0.63
CONDO	5.94	9.67	7.93
HI-RISE CONDO	0.34	0.21	0.27
LOW-RISE CONDO	0.00	2.91	1.55
MANUFACTURED HOUSING	0.00	0.08	0.04
MULTIFAMILY	0.57	0.09	0.31
OTHER	0.00	0.54	0.29
PUD	20.40	15.71	17.89
SINGLE FAMILY	71.71	62.05	66.53
TOWNHOUSE	0.24	0.38	0.32
TOTAL	**100.00**	**100.00**	**100.00**

Months to Roll

MO ROLL	1	2	Total
- 0	2.80	4.32	3.61
1 - 6	2.27	9.37	6.06
7 - 12	6.50	1.26	3.71

Months to Roll

MO ROLL	1	2	Total
13 - 18	4.09	7.07	5.67
19 - 24	22.61	10.03	15.89
25 - 30	16.73	0.09	7.85
31 - 36	23.47	9.54	16.03
37 - 42	4.82	0.19	2.35
43 - 48	0.00	0.45	0.24
49 - 54	0.81	2.05	1.47
55 - 60	9.77	52.87	32.80
61 - 66	1.26	0.99	1.12
67 - 72	0.56	0.08	0.31
73 - 78	0.09	0.00	0.04
79 - 84	0.30	1.26	0.81
85 - 90	1.93	0.00	0.90
91 - 96	1.50	0.00	0.70
97 - 102	0.48	0.00	0.22
115 - 120	0.00	0.42	0.23
TOTAL	100.00	100.00	100.00

Documentation

DOCTYPE	1	2	Total
FULL DOCUMENTATION	34.84	47.25	41.49
NO DOCUMENTAION	45.01	19.72	31.51
REDUCED DOC	20.14	33.03	27.00
TOTAL	100.00	100.00	100.00

Product Type

PROD TYPE	1	2	Total
10/6LIBOR	1.30	0.00	0.61
A. 1 MO CMT	0.00	0.05	0.03
A. 1 MO LIBOR	0.00	4.26	2.27
A. 6 MO LIBOR	0.00	7.23	3.86
B. 1 YR CMT	0.00	1.82	0.97
C. 2/1 CMT	0.00	5.16	2.75
D. 2/6 LIBOR	0.00	11.45	6.11
E. 3/1 CMT	1.40	8.24	5.04
F. 3/6 LIBOR	0.00	1.18	0.63
G. 5/1 CMT	81.64	39.30	59.07
H. 5/1 LIBOR	0.00	4.26	2.27
H. 5/6 LIBOR	0.00	15.36	8.19
I. 7/1 CMT	10.88	1.03	5.62
I. 7/6 LIBOR	1.05	0.23	0.61
J. 10/1 CMT	3.73	0.42	1.96
TOTAL	100.00	100.00	100.00